

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2023

Joshua Goldstein
General Counsel
Masterworks Vault 1, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

> **Re: Masterworks Vault 1, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed March 1, 2023**
> **File No. 024-12098**

Dear Joshua Goldstein:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

General

1.	We note the organizational and capital structure charts on pages 4 and 5. We also note that you have only filed the Operating Agreement for Masterworks Vault 1, LLC. However, we also note that each series will be issued SPC Ordinary Shares and that a Masterworks entity will be issued SPC Preferred Shares and that Masterworks Cayman SPC will own and hold the artwork. Please file all material and related-party agreements related to the SPC Ordinary Shares, SPC Preferred Shares and the owning and holding of the artwork. Refer to Item 17.6.(b) of Part III of Form 1-A.

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services